                                   EXHIBIT 12

              COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
                             (DOLLARS IN THOUSANDS)

                                                       FISCAL YEAR ENDED JUNE(2)
                                          ----------------------------------------------------
                                           1993       1994       1995       1996        1997
                                          -------    -------    -------    -------    --------
Pre-tax income from continuing
  operations............................  $16,788    $21,649    $18,345    $17,427    $(16,657)
Minority interest in the income of
  subsidiary with fixed charges.........       --         --       (316)    (1,111)       (741)
Plus: Capitalized interest amortized
  during the period.....................      567        546        546        584         889
Less: Capitalized interest..............     (163)      (414)      (579)      (887)     (1,351)
                                          -------    -------    -------    -------    --------
                                           17,192     21,781     17,996     16,013     (17,860)
                                          -------    -------    -------    -------    --------
Fixed charges:
  Interest expense and amortization of
  debt discount and premium on all
  indebtedness..........................    9,006     10,016     10,975     12,411      46,600
Rentals -- 33%..........................    1,131        655        581        573       1,223
                                          -------    -------    -------    -------    --------
          Total fixed charges...........   10,137     10,671     11,556     12,984      47,823
                                          -------    -------    -------    -------    --------
Earnings before income taxes, minority
  interest and fixed charges............  $27,329    $32,452    $29,552    $28,997    $ 29,963
                                          =======    =======    =======    =======    ========
Ratio of earnings to fixed charges......      2.7        3.0        2.6        2.2          .6
                                          =======    =======    =======    =======    ========
Earnings >(<) Fixed Charges.............  $17,192    $21,781    $17,996    $16,013    $(17,860)

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(1) The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, "earnings" include operating income (loss) before income taxes, extraordinary items and cumulative effect of an accounting change plus fixed charges. Fixed charges include interest, whether expensed or capitalized, amortization of debt expense and discount or premium relating to any indebtedness, whether expensed or capitalized and the portion of rental expense that is representative of the interest factor in these rentals. In fiscal 1997, earnings were insufficient to cover fixed charges by $17,860.
(2) The Company's fiscal year ends on the last Saturday of June.

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